UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-1F
TENDER OFFER STATEMENT PURSUANT TO RULE 14d-1(b) UNDER THE
SECURITIES EXCHANGE ACT OF 1934
(AMENDMENT NO. 1)
CATALYST PAPER CORPORATION

(Name of Subject Company)
Canada

(Jurisdiction of Subject Company’s Incorporation or Organization)
CTOE LLC(1)

and
THIRD AVENUE MANAGEMENT LLC(2)
(Bidders)
(1)	CTOE LLC was formed at the request of Third Avenue Management LLC.

(2)	Although CTOE LLC was formed at the request of Third Avenue Management LLC, the tender offer is being made by Third Avenue Management LLC on behalf of approximately a dozen managed funds and separate client accounts for which Third Avenue Management LLC acts as investment advisor.
Common Shares

(Title of Class of Securities)
14888T104

(CUSIP Number of Class of Securities (if applicable))
CTOE LLC
Attention: Mr. Mark Friedman
622 Third Avenue, 32nd Floor
New York, New York 10017
(212) 888-2290
Third Avenue Management LLC
Attention: Mr. David Barse
622 Third Avenue, 32nd Floor
New York, NY 10017
(212) 888-2290
With a copy to:
Torys LLP
Attention: Joris M. Hogan, Esq.
237 Park Avenue
New York, New York 10017
(212) 880-6000

(Name, address (including zip code) and telephone number (including area code of person(s) authorized to receive notices and communications on behalf of the bidders)
August 11, 2006

(Date tender offer first published, sent or given to security holders)

PART I — INFORMATION TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
Item 2. Informational Legends
NOTICE TO SHAREHOLDERS IN THE UNITED STATES
NOTICE OF EXTENSION AND VARIATION
APPROVAL AND CERTIFICATE OF THE OFFEROR
APPROVAL AND CERTIFICATE OF THIRD AVENUE MANAGEMENT LLC
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1.
Item 2.
PART IV — SIGNATURES
EXHIBIT INDEX
EX-1.2: PRESS RELEASE
EX-1.3: PRESS RELEASE

PART I — INFORMATION TO BE SENT TO SHAREHOLDERS
Item 1. Home Jurisdiction Documents
(a)	Offer to Purchase and Circular, dated August 10, 2006, including Letter of Transmittal and Notice of Guaranteed Delivery. (1)

(b)	Notice of Extension and Variation dated September 15, 2006 .
Item 2. Informational Legends
(a)	See “Notice to Shareholders in the United States” set forth on the cover page of the Offer to Purchase and Circular, dated August 10, 2006. (1)

(b)	See “Notice to Shareholders in the United States” set forth on the cover page of the Notice of Extension and Variation, dated September 15, 2006.

(1)	Previously filed with CTOE LLC’s Schedule 14D-1F (File No. 005-79409), filed August 11, 2006.

This document is important and requires your immediate attention. If you are in doubt as to how to deal with it, you should consult your investment dealer, stockbroker, bank manager, accountant, lawyer or other professional advisor.
The Offer has not been approved or disapproved by any securities regulatory authority nor has any securities regulatory authority passed upon the fairness or merits of the Offer or upon the adequacy of the information contained in this document. Any representation to the contrary is unlawful.
NOTICE OF EXTENSION AND VARIATION
by
CTOE LLC
in respect of its
OFFER TO PURCHASE FOR CASH
up to 39,000,000 Common Shares
of
CATALYST PAPER CORPORATION
for
Cdn $3.30 per Common Share
     On September 15 , 2006, CTOE LLC (the “Offeror”), by notice delivered to Computershare Investor Services Inc. (the “Depositary”), extended and varied its offer dated August 10, 2006 (the “Offer”) to purchase for cash up to 39,000,000 common shares (the “Shares”) of Catalyst Paper Corporation (“Catalyst”), representing 18.17% of the issued and outstanding Shares.
     As portfolio manager or investment advisor, Third Avenue Management LLC (“TAM”), which caused the Offeror to be formed at its request, currently exercises control or direction over 42,503,313 Shares, representing approximately 19.8% of the issued and outstanding Shares.
     The Offer, as extended and varied, will be open for acceptance until 5:00 p.m. (Vancouver time) on October 20, 2006 (the “Expiry Time”), unless further extended or withdrawn by the Offeror.
     Shareholders who have validly deposited (and not withdrawn) their Shares to the Offer need take no further action to accept the Offer. Shareholders who wish to accept the Offer must properly complete and execute the Letter of Transmittal (printed on blue paper) that accompanied the Offer and Circular dated August 10, 2006 (the “Circular”), or a manually signed facsimile thereof, and deposit it, together with certificate(s) representing their Shares, in accordance with the instructions in the Letter of Transmittal and Circular. Alternatively, Shareholders may follow the procedure for guaranteed delivery described in Section 3 of the Offer, “Manner of Acceptance — Procedure for Guaranteed Delivery” using the Notice of Guaranteed Delivery (printed on green paper) that accompanied the Offer and Circular. Persons whose Shares are held in an account with an investment dealer, stockbroker, bank, trust company or other nominee should contact their representative if they wish to accept the Offer.
     Questions and requests for assistance may be directed to D.F. King & Co., Inc. (the “Information Agent”) at the address and telephone number shown on the last page of this document and additional copies of this Notice of Extension and Variation, the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained, without charge, upon request from the Depositary at its offices shown on the last page of this document.
     This Notice of Extension and Variation does not constitute an offer or a solicitation to any person in any jurisdiction in which any such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of Shareholders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror or its agents may, in its or their sole discretion, take such action as it or they may deem necessary to extend the Offer to Shareholders in any such jurisdiction.

The information Agent for the Offer is:	The Depositary for the Offer is:

D.F. King & Co., Inc.	Computershare Investor Services Inc.

Toll Free: 1-888-628-1041 (North America) U.S. Banks and Brokers Call Collect: 1-212-269-5550	Toll Free: 1-800-564-6253 (North America) Phone: 1-514-982-7555 (Overseas and Collect Calls) E-mail: corporateactions@computershare.com Attention: Corporate Actions
September 15, 2006

NOTICE TO SHAREHOLDERS IN THE UNITED STATES
     The Offer has not been approved or disapproved by any United States federal or state securities regulatory authority, nor has any such authority passed upon the accuracy or adequacy of the Offer and the Circular. Any representation to the contrary is unlawful.
     The Offer is made for the securities of a foreign issuer and while the Offer is subject to applicable disclosure requirements in Canada, Shareholders should be aware that such requirements are different from those in the United States.
     The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that Catalyst is located outside the United States, and that some or all of Catalyst’s officers and directors are residents of a foreign country.
     This document does not address any United States federal or state income tax consequences of the Offer to Shareholders in the United States. Shareholders in the United States should be aware that the disposition of Shares may have tax consequences both in the United States and in Canada, which may not be described, or fully described, herein. Accordingly, Shareholders in the United States should consult their own tax advisors with respect to their particular circumstances and the tax considerations applicable to them.

ii

NOTICE OF EXTENSION AND VARIATION
September 15, 2006
TO: HOLDERS OF COMMON SHARES OF CATALYST PAPER CORPORATION
     By notice delivered to the Depositary, the Offeror has extended and varied its Offer dated August 10, 2006 pursuant to which the Offeror is offering to purchase up to 39,000,000 Shares, representing 18.17% of the issued and outstanding Shares, for Cdn $3.30 cash per Share.
     Except as otherwise set forth in this Notice of Extension and Variation, the terms and conditions previously set forth in the Offer and Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery (the “Original Offer”) continue to be applicable in all respects and this Notice of Extension and Variation should be read in conjunction with the Original Offer. Unless the context requires otherwise, terms not defined herein have the meanings set forth in the Original Offer. The term “Offer” as used in this Notice of Extension and Variation means the Original Offer, as amended by this Notice of Extension and Variation. All currency amounts expressed herein, unless otherwise indicated, are expressed in Canadian dollars.
1.	Extension of the Offer
     The Offeror has extended the Original Offer by extending the Expiry Date for the Offer to October 20, 2006, unless the Offeror further extends the period during which the Offer is open for acceptance pursuant to Section 5 of the Original Offer, “Extension, Variation or Change of the Offer”. Accordingly, the definition of “Expiry Date” in the Original Offer is amended to read as follows:
“Expiry Date” means October 20, 2006 or such later date or dates to which the Offer may be extended from time to time by the Offeror in accordance with Section 5 of the Offer, “Extension, Variation or Change of the Offer”.
2.	Recent Developments
Catalyst Shareholder Rights Plan
     On August 15, 2006, Catalyst announced that it had adopted a shareholder rights plan dated August 14, 2006 (the “Rights Plan”) that has a duration of 180 days (i.e., until February 10, 2007), subject to the approval of the TSX. On August 22, 2006, Catalyst announced that the TSX has determined to defer its consideration of acceptance for filing of the Rights Plan until such time as the TSX is satisfied that the Ontario Securities Commission (“OSC”) will not intervene pursuant to National Policy 62-202 of the Canadian Securities Administrators. A condition of acceptance of notice of the Rights Plan by the TSX would be that the requisite shareholder approval be obtained. To date, the requisite shareholder approval has neither been sought nor obtained by Catalyst.
     As a result of the implementation of the Rights Plan, the Offeror is adding a new condition to the Offer relating to the Rights Plan (See “Variation of the Offer — A. Conditions” below). The Offeror believes that the board of directors of Catalyst is acting contrary to the interests of Shareholders by unilaterally interfering with their right to sell their Shares pursuant to the Offer. As of the original September 18, 2006 expiry date of the Offer, the board of directors will have had 55 days from the date of the first public announcement by TAM of the intention to make the Offer in order to respond to the Offer. The Offeror and TAM are calling upon the board of directors of Catalyst to waive the Rights Plan and allow the Offer to proceed in the best interests of Shareholders. If such a waiver is not forthcoming, the Offeror and TAM may file an application to set aside the Rights Plan to permit the Offer to be completed within a reasonable time.
Response to Directors’ Circular
          On August 28, 2006, Catalyst issued its directors’ circular (the “Directors’ Circular”) in which the board of directors of Catalyst unanimously recommended that Shareholders reject the Offer and not tender their Shares. The recommendation and the reasons therefor are contained in the Directors’ Circular. On August 28, 2006, TAM filed a news release responding to the Directors’ Circular by stating that:
•	the $3.30 price per Share represents a 21.1% premium to Catalyst’s 20-day volume weighted average price prior to the announcement of the Offer on July 25, 2006;

•	TAM is a long-term shareholder in Catalyst and does not believe that a sale of Catalyst to a third party at this time would be in the best interests of Shareholders; and

•	TAM will not have “effective” control of Catalyst following the successful completion of the Offer. TAM will exercise control or direction over 37.98% of the outstanding Shares and control will remain in the market.
     As stated in the Offer, the purpose of the Offer is to increase the investment made in Shares by TAM on behalf of the Client Accounts while complying with Canadian securities laws by making a general offer open to all Shareholders. One alternative would have been for TAM to purchase additional Shares under exempt transactions not generally available to Shareholders. Instead, the Offer permits all Shareholders the opportunity to participate in the same offer at a premium price.
     The Offer is not in any way coercive, improper or unfair simply because it is a partial bid. To the contrary, it provides an opportunity for Shareholders to receive a cash price for their Shares that is at a substantial premium to the market price of those Shares prior to the announcement of the Offer.
     As noted above, TAM will not have “effective” control of Catalyst following the successful completion of the Offer. It will exercise control or direction over less than 38% of the Shares (and only for so long as the Shares continue to be held in the Client Accounts). Control remains in the market. Shareholders who retain Shares after the successful completion of the Offer will continue to have the potential to receive a change of control premium in the future.
     It may be that the board of directors of Catalyst would prefer a bid for all of the Shares at a control premium. Where there is no reasonable possibility of such an offer, however, it does not follow that Shareholders should be prevented from accepting a less-than-all bid on terms they consider desirable.
     There is no evidence to suggest that the historical liquidity of the Shares would change as a result of the Offer. Catalyst has had a significant shareholder as recently as February 2006, when Norske Skogindustrier, ASA sold its remaining 29.4% shareholding in Catalyst into the public market.
     TAM is a registered investment adviser and is a long term shareholder in Catalyst. It has no intention of acquiring all of the outstanding Shares.
     The Directors’ Circular states that TAM’s intentions for Catalyst are unclear. However, TAM’s intentions with respect to Catalyst are clearly laid out in the Offer and Circular. As stated in the Offer and Circular, TAM has no current plans for changes in the business or operations of Catalyst if the Offer is successful. Based on publicly available information, TAM considers the current configuration of the operations and finances of Catalyst to be appropriate, and does not intend to advocate material asset disposals, plant shutdowns or extraordinary dividend payments. TAM does not intend to seek a buyer for Catalyst. TAM expects to continue its detailed review of Catalyst, its operations, and financing arrangements upon the completion of the Offer to determine what changes, if any, would be necessary or appropriate in light of such review and the circumstances which then exist, with a view to improving Catalyst’s operating performance and strengthening its balance sheet. It is TAM’s intention to work with the board of directors and Catalyst management in the attainment of these goals.
Regulatory Approvals
     The Offer is subject to the condition that all necessary regulatory approvals shall have been received. All significant applications and filings for regulatory approvals (including under the Investment Canada Act) have been submitted. Such applications are proceeding as expected.
     On August 30, 2006, the Commissioner issued an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Offer. This satisfies the Offeror and TAM’s pre-merger notification obligations under Part 9 of the Competition Act.
     On September 12, 2006, the Offeror was granted discretionary relief by the applicable securities regulatory authorities from the valuation requirements applicable to a take-over bid circular in respect of an “insider bid”.
     The Offeror and TAM are currently in discussions with representatives of Industry Canada in order to provide assurances that the acquisition by the Offeror of up to 39,000,000 Shares under the Offer will be of net benefit to Canada. The Offeror and TAM are using their best efforts to obtain the necessary approval as soon as possible.

3.	Variation of the Offer
A.	Conditions
     The Offeror has varied the Offer by deleting paragraph (c) in Section 4 of the Original Offer, “Conditions of the Offer”. The Offeror has varied the Offer by adding the following condition:
(c) the Offeror shall have determined in its reasonable judgment that, on terms and conditions satisfactory to the Offeror, (i) the Rights Plan does not and will not adversely affect the Offer or the Offeror, TAM or the Client Accounts either before, on consummation of the Offer or thereafter, (ii) the board of directors of Catalyst shall have redeemed all rights (the “Rights”) issued or issuable under the Rights Plan or waived the application of the Rights Plan to the take-up of Shares by the Offeror under the Offer or the transfer of such Shares to the Client Accounts, (iii) a final, binding and non-appealable cease trading order or an injunction shall have been issued that has the effect of prohibiting or preventing the exercise of the Rights or the issue of Shares or other securities or property upon the exercise of the Rights, (iv) a court of competent jurisdiction shall have made a final, binding and non-appealable order to the effect that the Rights are illegal, of no force or effect or may not be exercised in relation to the Offer, or (v) the Rights and the Rights Plan shall otherwise have become or been held unexercisable or unenforceable in relation to the Shares with respect to the Offer.
     The following variations have been made in response to comments received from the SEC. The Offeror has varied the Offer by deleting the first paragraph directly below paragraph (m) of Section 4 of the Original Offer, “Conditions of the Offer”, and substituting therefor the following:
     The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror at any time, or from time to time prior to the Expiry Time, regardless of the circumstances giving rise to such assertion, including any action or inaction by the Offeror. Each of the foregoing conditions is independent of and in addition to each other such condition. The Offeror may waive any of the foregoing conditions with respect to the Offer in whole or in part at any time and from time to time, both before and after the Expiry Time, without prejudice to any other rights that the Offeror may have. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiry Time. In no event will the Offer be terminated or permitted to expire until at least five business days after any announcement by the Offeror of its intention to waive any material condition of the Offer.
B.	Notice to Shareholders in the United States
     The Offeror has varied the Offer by deleting the section of the Original Offer entitled “Notice to Shareholders in the United States” and substituting therefor the section of this Notice of Extension and Variation entitled “Notice to Shareholders in the United States” above.
C.	Market Purchases
     The Offeror has varied the Offer by deleting the heading “Market Purchases” in Section 8 of the Original Offer and substituting therefor the heading “Subsequent Sales”. The Offeror has further varied the Offer by deleting in its entirety the first paragraph of Section 8 of the Original Offer, “Market Purchases”, and by deleting the following paragraph from the cover page of the Original Offer:
Shareholders should be aware that, during the currency of the Offer, the Offeror or TAM, may, directly or indirectly, bid for and make purchases of Shares or other securities of Catalyst, provided that such bids and purchases are permitted by applicable law.
D.	Role of Mark Friedman with Respect to the Offer
     The Offeror has varied the Offer by adding the following after the first paragraph under the heading “The Offeror” in Section 1 of the Circular:

     The role of Mark Friedman with respect to the Offer is limited to his capacity as sole member and sole manager of the Offeror. TAM is treated as a joint bidder with the Offeror for U.S. securities laws purposes. As such, TAM and the Offeror believe that for the purposes of U.S. securities law, Mr. Friedman should not be viewed as a bidder with respect to the Offer because he is not a person on whose behalf the Offer is being made. Pursuant to guidance promulgated by the staff (the “Staff”) of the SEC, the Staff may look beyond the formal legal entity making the offer to find that additional persons are included as persons on whose behalf the offer is being made. In making this determination, all relevant factors need to be taken into account. The Staff has listed seven factors that occur regularly. TAM and the Offeror believe that none of these would lead to a conclusion that Mr. Friedman is a bidder for the reasons set forth below:
1.	He did not play any role in instructing, structuring or negotiating the terms of the Offer.

2.	He is not acting together with the Offeror but simply as an individual who follows the directions of TAM in a ministerial capacity.

3.	He has no control over the terms of the Offer.

4.	He is not providing any financing and has no role in obtaining any financing.

5.	Although theoretically able to control the Offeror by virtue of his position as sole manager and sole member of the Offeror, as a practical matter he does not exercise any control over the Offeror.

6.	He did not cause the Offeror to be formed or participate in its formation.

7.	He will not beneficially own any of the Shares that the Offeror is seeking to purchase.
          In addition, Mr. Friedman does not currently own beneficially or of record any of the outstanding Shares and is being fully indemnified by TAM. Accordingly, Mr. Friedman shall not have incurred any costs or expenses, nor will he bear any liability associated with the formation of the Offeror, its limited role in the Offer, or the consummation of the Offer itself.
4.	Payment for Deposited Shares
     Subject to the terms of the Offer, if all the conditions described under Section 4 of the Offer, “Conditions of the Offer”, are satisfied or waived at the Expiry Time, the Offeror will become obliged to take up any Shares validly deposited and not timely withdrawn (up to a maximum of 39,000,000 Shares) not later than 10 days from the Expiry Time of the Offer and will pay for Shares taken up as soon as possible, but in any event not later than three Business Days after taking up the Shares. See Section 6 of the Original Offer, “Payment for Deposited Shares”.
5.	Withdrawal of Deposited Shares
     Except as otherwise provided in Section 7 of the Original Offer, “Withdrawal of Deposited Shares”, all deposits of Shares pursuant to the Offer are irrevocable.
6.	Amendments to Original Offer
     The Original Offer shall be read as amended in order to give effect to this Notice of Extension and Variation.
7.	Statutory Rights
     Securities legislation in certain of the provinces and territories of Canada provides securityholders of Catalyst with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such securityholders. However, such rights must be exercised within prescribed time limits.

Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE OF THE OFFEROR
DATED: September 15, 2006
     The contents of this Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the holders of common shares of Catalyst Paper Corporation has been authorized by the sole member and sole manager of CTOE LLC. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the shares which are the subject of the Offer.
(Signed) Mark Friedman
Sole Member and Sole Manager

APPROVAL AND CERTIFICATE OF THIRD AVENUE MANAGEMENT LLC
DATED: September 15, 2006
     The contents of this Notice of Extension and Variation have been approved, and the sending, communication or delivery thereof to the holders of common shares of Catalyst Paper Corporation has been authorized by all required action of Third Avenue Management LLC. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the shares which are the subject of the Offer.

(Signed) David M. Barse President and Chief Executive Officer	(Signed) Vincent J. Dugan Chief Financial Officer and Chief Operating Officer

THE INFORMATION AGENT FOR THE OFFER IS:
D.F. King & Co., Inc.
By Mail
48 Wall Street
New York, New York, 10005
Toll Free: 1-888-628-1041 (North America)
U.S. Banks and Brokers Call Collect: 1-212-269-5550
THE DEPOSITARY FOR THE OFFER IS:
COMPUTERSHARE INVESTOR SERVICES INC.
By Mail
Computershare Investor Services Inc.
P.O. Box 7021
31 Adelaide Street East
Toronto, Ontario M5C 3H2
Toll Free: 1-800-564-6253 (North America)
Phone: 1-514-982-7555 (Overseas and Collect Calls)
E-mail: corporateactions@computershare.com
Attention: Corporate Actions
By Registered Mail, by Hand or by Courier

Toronto: Computershare Investor Services Inc. 100 University Avenue 9th Floor Toronto, Ontario M5J 2Y1 Attention: Corporate Actions	Vancouver Computershare Investor Services Inc. 510 Burrard Street 2nd Floor Vancouver, British Columbia V6C 3B9 Attention: Corporate Actions	Calgary Computershare Investor Services Inc. Western Gas Tower 530 8th Avenue S.W., Suite 600 Calgary, Alberta T2P 3S8 Attention: Corporate Actions
Any questions and requests for assistance may be directed by Shareholders to the Information Agent or to the Depositary
at the telephone numbers and locations set out above.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SHAREHOLDERS
The following exhibits have been filed as part of this Schedule:

Exhibit Number	Description

1.1	Report dated August 10, 2006 prepared in accordance with Section 189.1.3 of the regulations to the Securities Act (Quebec). (1)

1.2	Press Release of Third Avenue Management LLC, dated August 28, 2006.

1.3	Press Release of Third Avenue Management LLC, dated September 15, 2006.

(1)	Previously filed with CTOE LLC’s Schedule 14D-1F (File No. 005-79409), filed August 11, 2006.

PART III — UNDERTAKINGS AND CONSENT TO SERVICE OF PROCESS
Item 1.
(a)	Each bidder undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when required to do so by the Commission staff, information relating to this Schedule or to transactions in said securities.

(b)	Each bidder undertakes to disclose in the United States, on the same basis as it is required to make such disclosure pursuant to applicable Canadian federal and/or provincial or territorial laws, regulations or policies, or otherwise discloses, information regarding purchases of the issuer’s securities in connection with the cash tender covered by this Schedule. Such information shall be set forth in amendments to this Schedule.
Item 2.
     Not applicable.

PART IV — SIGNATURES
     By signing this Schedule, each bidder consents without power of revocation that any administrative subpoena may be served, or any administrative proceeding, civil suit or civil action where the cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the filing on Schedule 14D-1F or any purchases or sales of any security in connection therewith, may be commenced against it in any administrative tribunal or in any appropriate court in any place subject to the jurisdiction of any state or of the United States by service of said subpoena or process upon the registrant’s designated agent.
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CTOE LLC
By:	/s/ Mark Friedman
	Name:	Mark Friedman
	Title:	Sole Member and Sole Manager

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THIRD AVENUE MANAGEMENT
By:	/s/ David Barse
	Name:	David Barse
	Title:	President and Chief Executive Officer

Date: September 15, 2006

EXHIBIT INDEX

Exhibit Number	Description

1.1	Report dated August 10, 2006 prepared in accordance with Section 189.1.3 of the regulations to the Securities Act (Quebec). (1)

1.2	Press Release of Third Avenue Management LLC, dated August 28, 2006.

1.3	Press Release of Third Avenue Management LLC, dated September 15, 2006.

(1)	Previously filed with CTOE LLC’s Schedule 14D-1F (File No. 005-79409), filed August 11, 2006.